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ross.hurwitz@dechert.com +1 (215) 994-2239 Direct +1 (215) 655-2239 Fax
September 8, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Mail Stop 6010
Attn: Jeffrey P. Riedler, Kei Ino, Donald Abbott and Mike Rosenthall

RE:	Select Medical Holdings Corporation
Amendment No. 6 to the Registration Statement on Form S-1
File No. 333-152514
Ladies and Gentlemen:
     Select Medical Holdings Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 6 (“Amendment No. 6”) to its registration statement on Form S-1 (Registration No. 333-152514) (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated September 3, 2009 from Mr. Jeffrey P. Riedler to Michael E. Tarvin. For your convenience, the Staff’s comments are included in this letter and are followed by the Company’s applicable response. In order to aid the Staff’s review, we also include a marked copy of Amendment No. 6 showing changes made from Amendment No. 5 to the Registration Statement filed by the Company on August 25, 2009 (“Amendment No. 5”). All page numbers in our responses refer to the marked copy of Amendment No. 6.
Compensation Discussion and Analysis
2008 Named Executive Officer Bonuses, page 118
1.	With regard to the discretionary bonuses awarded, please expand your disclosure further to include the “other performance factors” the

Securities and Exchange Commission September 8, 2009 Page 2 of 2
compensation committee considered in deciding to establish the discretionary bonus pool, as well as the individual factors the committee considered in allocating shares of the discretionary bonus pool to each named executive officer.
     Response:
     The Company notes the Staff’s comment and respectfully submits the Company has further expanded disclosure on pages 121 and 122 of the Prospectus to better describe the other performance factors the Company’s compensation committee considered in deciding to establish the discretionary bonus pool, as well as the individual factors the Company’s compensation committee considered in allocating shares of the discretionary bonus pool to each of the named executive officers.
     If you have any questions, please feel free to contact Stephen M. Leitzell at 215.994.2621 or the undersigned at 215.994.2239. Thank you for your cooperation and attention to this matter.
Sincerely,

Ross S. Hurwitz

cc:	Richard D. Truesdell, Jr., Esq.
Michael E. Tarvin, Esq.
Carmen J. Romano, Esq.
Stephen M. Leitzell, Esq.